EXHIBIT A
                                                                       ---------
Press Release

HUSKY ENERGY INC. / TSX SYMBOL
                    HSE

For Immediate Release
February 6, 2003

                                                  [GRAPHIC OMITTED - PHOTOGRAPH]
                                                                              Q4
                                                          Drilling at Shackleton

================================================================================

                   HUSKY ENERGY INC. REPORTS SOLID PERFORMANCE

                          ACHIEVES ANOTHER RECORD YEAR


(CALGARY, ALBERTA) Husky Energy Inc. ("Husky") today reported net earnings of $804 million ($1.88 per share - diluted) in 2002, an increase of 23 percent compared with $654 million ($1.48 per share - diluted) in 2001. Cash flow from operations in 2002 increased eight percent to $2.1 billion ($4.92 per share - diluted), up from $1.9 billion ($4.57 per share - diluted) in 2001.

[GRAPHIC OMITTED - BAR CHARTS]
[NET EARNINGS]
[CASH FLOW FROM OPERATIONS]
[TOTAL PRODUCTION]

Overall annual production averaged 300,000 barrels of oil equivalent per day, a 10 percent increase over the prior year.

Increased oil production and improved crude oil prices resulted in another record year of earnings for Husky. "Husky's solid performance is indicative of our continued focus on operational excellence and financial discipline. Throughout 2002, the Company demonstrated its commitment to deliver superior financial returns," said John C.S. Lau, President & Chief Executive Officer. Return on equity increased to 16.7 percent and return on average capital employed to 12.2 percent in 2002, compared to 15.4 percent and 10.9 percent in 2001, respectively.

FOURTH QUARTER

Fourth quarter 2002, net earnings increased by 438 percent to $242 million ($0.57 per share - diluted), compared to $45 million ($0.09 per share - diluted) in 2001. Foreign exchange translation of U.S. dollar denominated debt increased net earnings by $5 million ($0.01 per share) in the fourth quarter of 2002 compared to a reduction in net earnings of $10 million ($0.02 per share) in the fourth quarter of 2001. Cash flow from operations was $635 million ($1.50 per share - diluted), compared with $287 million ($0.66 per share - diluted) for the same period last year. Fourth quarter earnings and cash flow are mainly attributable to increased oil and gas production and higher commodity prices.

In December 2002, Husky announced its capital expenditure program to invest $1.84 billion in 2003, including $1.66 billion in its upstream segment. In 2003, development progress will continue at White Rose, offshore East Coast Canada, the Tucker in-situ oil sands project in east central Alberta, as well as, exploration in the South China Sea. "We believe the South China Sea will become a significant contributor to our upstream business and our focus on these long-term projects will further Husky's future growth and improve its profitability," added Mr. Lau.


                                                              [GRAPHIC OMITTED -
                                                                   COMPANY LOGO]
                                                                    HUSKY ENERGY

---------------------------------------------------------------------------------------------------------
HIGHLIGHTS
---------------------------------------------------------------------------------------------------------
                                                           THREE MONTHS                 YEAR ENDED
                                                         ENDED DECEMBER 31              DECEMBER 31
                                                            (UNAUDITED)
(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS,                          %                           %
RATIOS AND PRODUCTION)                                  2002     2001  CHANGE       2002     2001  CHANGE
---------------------------------------------------------------------------------------------------------
Sales and operating revenues, net of royalties       $ 1,697 $  1,615   +   5   $  6,384 $  6,596    -  3

Cash flow from operations                                635      287   + 121      2,096    1,946    +  8
     Per share  -Basic                                  1.50     0.67   + 124       4.94     4.60    +  7
                -Diluted                                1.50     0.66   + 127       4.92     4.57    +  8

Net earnings                                             242       45   + 438        804      654    + 23
     Per share  -Basic                                  0.57     0.09   + 533       1.88     1.49    + 26
                -Diluted                                0.57     0.09   + 533       1.88     1.48    + 27

Dividend paid per share                                 0.09     0.09       -       0.36     0.36       -

Return on average capital employed    (PERCENT)                                     12.2     10.9
Return on equity                      (PERCENT)                                     16.7     15.4
Debt to capital employed              (PERCENT)                                     31.8     32.8
Debt to cash flow from operations     (TIMES)                                        1.1      1.1

Daily production, before royalties
     Light/medium crude oil & NGL     (MBBLS/DAY)      137.8    111.3   +  24      125.9    112.0    + 12
     Lloydminster heavy crude oil     (MBBLS/DAY)       83.9     75.0   +  12       79.4     65.4    + 21
     Natural gas                      (MMCF/DAY)       577.4    568.7   +   2      569.2    572.6    -  1
     Barrels of oil equivalent (6:1)  (MBOE/DAY)       317.9    281.1   +  13      300.2    272.8    + 10
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
Capital Expenditures
---------------------------------------------------------------------------------------------------------
                                                               THREE MONTHS                 YEAR ENDED
                                                            ENDED DECEMBER 31               DECEMBER 31
(MILLIONS OF DOLLARS)                                          2002      2001              2002      2001
---------------------------------------------------------------------------------------------------------
UPSTREAM
     Exploration
         Western Canada                                     $    98    $   57          $    304   $   236
         East Coast Canada                                       20        26                61        81
         International                                            8         4                34         5
                                                          -----------------------------------------------
                                                                126        87               399       322
                                                          -----------------------------------------------
     Development
         Western Canada                                         228       207               730       786
         East Coast Canada                                       77        28               397       110
         International                                            -        31                41        99
                                                          -----------------------------------------------
                                                                305       266             1,168       995
                                                          -----------------------------------------------
                                                                431       353             1,567     1,317
                                                          -----------------------------------------------
MIDSTREAM
    Upgrader                                                     11        37                41        47
    Infrastructure and marketing                                  5        22                17        58
                                                          -----------------------------------------------
                                                                 16        59                58       105
                                                          -----------------------------------------------
REFINED PRODUCTS                                                 22        12                44        29
CORPORATE                                                        10        11                23        22
                                                          -----------------------------------------------
                                                            $   479    $  435          $  1,692   $ 1,473
---------------------------------------------------------------------------------------------------------

HIGHLIGHTS

UPSTREAM
PRODUCTION

-------------------------------------------------------------------------------------------------------------
Total Daily Production, Before Royalties
-------------------------------------------------------------------------------------------------------------
                                                                  THREE MONTHS                 YEAR ENDED
                                                               ENDED DECEMBER 31               DECEMBER 31
                                                                  2002      2001              2002      2001
-------------------------------------------------------------------------------------------------------------
Light/medium crude oil & NGL
    Western Canada                      (MBBLS/DAY)               94.2     111.3             100.5     112.0
    East Coast (Terra Nova)             (MBBLS/DAY)               16.9         -              13.2         -
    International (Wenchang)            (MBBLS/DAY)               26.7         -              12.2         -
                                                             ------------------------------------------------
Total light/medium crude oil & NGL                               137.8     111.3             125.9     112.0
Lloydminster heavy crude oil            (MBBLS/DAY)               83.9      75.0              79.4      65.4
Natural gas                             (MMCF/DAY)               577.4     568.7             569.2     572.6
Barrels of oil equivalent (6:1)         (MBOE/DAY)               317.9     281.1             300.2     272.8
-------------------------------------------------------------------------------------------------------------

In 2003, Husky's production is expected to average between 305 and 325 thousand barrels of oil equivalent per day. Light and medium crude oil and natural gas liquids production is forecast to be in the range of 120 to 130 thousand barrels per day, heavy oil production at 85 to 90 thousand barrels per day and natural gas production at 580 to 620 million cubic feet per day.

WESTERN CANADA

Fourth quarter natural gas production was 15.8 million cubic feet per day higher compared to the previous quarter as a result of increased tie-in activity in the foothills area and the startup of Shackleton, which averaged 23 million cubic feet per day in December. Production of crude oil and natural gas liquids was essentially the same as the third quarter. The Lloydminster heavy oil primary drilling program and the Bolney/Celtic thermal startup offset divestiture of non-core properties, which were producing an aggregate 8,000 barrels of oil equivalent per day.

Husky acquired an additional 150 sections of land in the Shackleton area of southern Saskatchewan and drilled 80 stepout wells in the fourth quarter of 2002. Husky also completed 78 well tie-ins to two new gas compressors and is proceeding with the tie-in of another 46 wells in January, drilling of a further 50 wells and a 12 million cubic feet per day facilities expansion, by the end of the first quarter in 2003.

Stage one of the Bolney/Celtic thermal expansion project commenced production during the fourth quarter and added an average 2,000 barrels per day in December. Stage one is producing from six of eight horizontal steam assisted gravity drainage ("SAGD") well pairs. Regulatory approval for stages two and three of this project has been granted. Five SAGD well pairs and further facilities expansion is planned for 2003.

EAST COAST, CANADA

TERRA NOVA

Highlights included the approval by Canada-Newfoundland Offshore Petroleum Board (CNOPB) of allowable production of 150,000 barrels of oil per day (18,750 barrels per day net to Husky) and a production test of approximately 190,000 barrels per day.

INTERNATIONAL

WENCHANG

During the fourth quarter of 2002 production was steady from the Wenchang 13/1 and 13/2 oil fields in the South China Sea. Production averaged 66,750 barrels of oil per day, 26,700 barrels per day net to Husky.

EXPLORATION

WESTERN CANADA

Husky drilled 19 net exploration wells with a success rate of 90 percent during the fourth quarter of 2002. Overall, for 2002, 165 net exploration wells were drilled with a success rate of 92 percent. In 2003, exploration will continue to be focussed on natural gas potential in the foothills, deep basin and northwest plains regions of Alberta and Northeast British Columbia and on shallow gas in southern Saskatchewan.

INTERNATIONAL - SOUTH CHINA SEA

The first well of a two-well exploratory program in the South China Sea started drilling in December on the 39/05 block. This block surrounds the producing Wenchang 13/1 and 13/2 oil fields. This initial exploratory well did not encounter commercial quantities of hydrocarbons.

In early December Husky signed a petroleum contract with the China National Offshore Oil Corporation (CNOOC) for the 40/30 block in the Pearl River Mouth Basin of the South China Sea. The block is located 100 kilometers south of Wenchang 13/1 and 13/2 oil fields, and 400 kilometers southwest of Hong Kong. The new block is 6,700 square kilometers (approximately 1.7 million acres) in size, in water depth averaging 600 to 1,500 meters. This block provides Husky with a deep-water exploration play to diversify its development and exploration portfolio in offshore southern China. Plans for 2003 include re-processing of 2D seismic data which was shot over the block and obtained from CNOOC. The reprocessing will enhance the data and increase confidence in the selection of drillable prospects.

------------------------------------------------------------------------------------------------------------
Wells Drilled (1)
------------------------------------------------------------------------------------------------------------
                                            THREE MONTHS                            YEAR ENDED
                                          ENDED DECEMBER 31                        DECEMBER 31
                                      2002               2001               2002                2001
                                 ----------------------------------     ------------------------------------
                                 GROSS      NET       GROSS     NET     GROSS       NET    GROSS       NET
Western Canada
    Exploration   Oil               3         3          8        8        21        20       78        76
                  Gas              15        14         10        6       139       131      102        90
                  Dry               3         2          4        4        15        14       36        34
                                 ----------------------------------     ------------------------------------
                                   21        19         22       18       175       165      216       200
                                 ----------------------------------     ------------------------------------
    Development   Oil             128       107        138      116       497       453      594       542
                  Gas             166       160         53       53       485       453      251       221
                  Dry              17        17         14       11        58        55       68        63
                                 ----------------------------------     ------------------------------------
                                  311       284        205      180     1,040       961      913       826
                                 ----------------------------------     ------------------------------------
                                  332       303        227      198     1,215     1,126    1,129     1,026
------------------------------------------------------------------------------------------------------------

(1)      EXCLUDES STRATIGRAPHIC TEST WELLS.

------------------------------------------------------------------------------------------------------------
Reserve Reconciliation
------------------------------------------------------------------------------------------------------------
                                        CANADA                           INTERNATIONAL
                            -----------------------------------------  -----------------
                                     WESTERN CANADA            EAST                            TOTAL
                                                              COAST
                            -------------------------------  --------  -----------------  ------------------
                                         LLOYD-
                                        MINSTER                         LIGHT
                            LIGHT/MED.    HEAVY                LIGHT    CRUDE              CRUDE
                             CRUDE OIL    CRUDE    NATURAL     CRUDE      OIL   NATURAL      OIL   NATURAL
                                 & NGL      OIL        GAS       OIL    & NGL       GAS    & NGL       GAS
                             ------------------------------  --------  -----------------  ------------------
PROVED RESERVES, BEFORE
ROYALTIES                      (MMBBLS) (MMBBLS)      (BCF)  (MMBBLS) (MMBBLS)     (BCF) (MMBBLS)     (BCF)
Proved reserves at
   December 31, 2001               373      169      1,823        17       40       143      599     1,966
     Revision of previous
        estimate                    (7)      19        (32)       11        2         -       25       (32)
     Purchase of reserves
        in place                     1        4          6         -        -         -        5         6
     Sales of reserves in
        place                      (16)       -        (19)        -        -         -      (16)      (19)
     Discoveries and
        extensions                   5       18        382         8        -         -       31       382
     Production                    (36)     (29)      (208)       (5)      (5)        -      (75)     (208)
                             ------------------------------  --------  -----------------  ------------------
PROVED RESERVES AT
DECEMBER 31, 2002                  320      181      1,952        31       37       143      569     2,095
                             ------------------------------  --------  -----------------  ------------------

PROVED DEVELOPED RESERVES,
     BEFORE ROYALTIES
     December 31, 2001             322       96      1,577         6        1         -      425     1,577
     DECEMBER 31, 2002             285      116      1,547         7       31         -      439     1,547
                             ------------------------------  --------  -----------------  ------------------

PROBABLE RESERVES, BEFORE
ROYALTIES
     December 31, 2001             132       81        406       213        5        19      431       425
     DECEMBER 31, 2002             161       85        383       202        4        19      452       402
------------------------------------------------------------------------------------------------------------

MAJOR PROJECT UPDATE
East Coast, Canada

WHITE ROSE

Construction continued in the fourth quarter. Steel cutting for the hull of the Floating Production Storage and Offloading vessel commenced in South Korea.

Husky also signed a contract for the Glomar Grand Banks drilling rig to drill the development wells commencing in the third quarter of 2003.

Oil Sands - Alberta

TUCKER

The proposed project, to be located about 30 kilometers west of Cold Lake, is expected to produce about 30,000 barrels of bitumen a day for 25 years. Husky is proposing to use steam assisted gravity drainage technology to extract the bitumen. Submission for regulatory approval by the Energy and Utilities Board and Alberta Environment of the project application and environmental impact assessment is expected in the first quarter of 2003.

KEARL

The Kearl oil sands property has oil sand leases suitable for both in-situ and mining development. In late 2002, Husky swapped with its partner its working interest in the mining portion of the lease for its Partner's interest in the in-situ portion of the lease. Husky now holds a 100 percent working interest in portions of leases 22 and 49 (6,500 hectares) which have in-situ development potential.

OPERATING NETBACKS (1)
Western Canada
---------------------------------------------------------------------------------------
Light/Medium Crude Oil
    Netbacks (2)
---------------------------------------------------------------------------------------
                                            THREE MONTHS                 YEAR ENDED
                                         ENDED DECEMBER 31               DECEMBER 31
PER BOE                                    2002       2001             2002       2001
                                       ---------------------       --------------------
Sales revenues                           $32.17   $  19.17           $31.10   $  27.39
Royalties                                  6.14       3.34             5.25       4.87
Hedging                                   (0.65)         -            (0.15)         -
Operating costs                            9.52       8.41             8.50       7.47
                                       ---------------------       --------------------
Netback                                  $17.16   $   7.42           $17.50   $  15.05
                                       ---------------------       --------------------


---------------------------------------------------------------------------------------
Lloydminster Heavy Crude
    Oil Netbacks (2)
---------------------------------------------------------------------------------------
                                            THREE MONTHS                 YEAR ENDED
                                         ENDED DECEMBER 31               DECEMBER 31
PER BOE                                    2002       2001             2002       2001
                                       ---------------------       --------------------
Sales revenues                           $25.50   $  10.48           $26.02   $  16.00
Royalties                                  3.79       0.11             2.97       1.27
Operating costs                            8.49       7.08             7.03       7.60
                                       ---------------------       --------------------
Netback                                  $13.22   $   3.29           $16.02   $   7.13
                                       ---------------------       --------------------


---------------------------------------------------------------------------------------
Natural Gas Netbacks (3)
---------------------------------------------------------------------------------------
                                            THREE MONTHS                 YEAR ENDED
                                         ENDED DECEMBER 31               DECEMBER 31
PER MCFE                                   2002       2001             2002       2001
                                       ---------------------       --------------------
Sales revenues                            $4.98   $   3.06            $3.96   $   5.39
Royalties                                  1.05       0.65             0.82       1.30
Operating costs                            0.75       0.67             0.70       0.58
                                       ---------------------       --------------------
Netback                                   $3.18   $   1.74            $2.44   $   3.51
                                       ---------------------       --------------------


---------------------------------------------------------------------------------------
Total Western Canada
    Upstream Netbacks (2)
---------------------------------------------------------------------------------------
                                            THREE MONTHS                 YEAR ENDED
                                         ENDED DECEMBER 31               DECEMBER 31
PER BOE                                    2002       2001             2002       2001
                                       ---------------------       --------------------
Sales revenues                           $29.28   $  16.55           $27.04   $  26.41
Royalties                                  5.49       2.67             4.45       5.04
Hedging                                   (0.21)         -            (0.05)         -
Operating costs                            7.38       6.54             6.55       6.07
                                       ---------------------       --------------------
Netback                                  $16.62   $   7.34           $16.09   $  15.30
                                       ---------------------       --------------------
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Terra Nova Light/Medium Crude
    Oil Netbacks
---------------------------------------------------------------------------------------
                                            THREE MONTHS                 YEAR ENDED
                                         ENDED DECEMBER 31               DECEMBER 31
PER BOE                                    2002       2001             2002       2001
                                       ---------------------       --------------------
Sales revenues                           $37.22   $      -           $35.47   $      -
Royalties                                  0.40          -             0.36          -
Operating costs                            3.37          -             3.62          -
                                       ---------------------       --------------------
Netback                                  $33.45   $      -           $31.49   $      -
                                       ---------------------       --------------------
---------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------
Wenchang Light/Medium Crude
    Oil Netbacks
---------------------------------------------------------------------------------------
                                            THREE MONTHS                 YEAR ENDED
                                         ENDED DECEMBER 31               DECEMBER 31
PER BOE                                    2002       2001             2002       2001
                                       ---------------------       --------------------
Sales revenues                           $46.59   $      -           $44.36   $      -
Royalties                                  2.72          -             2.65          -
Operating costs                            1.27          -             2.15          -
                                       ---------------------       --------------------
Netback                                  $42.60   $      -           $39.56   $      -
                                       ---------------------       --------------------
---------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------
Total Upstream Segment
    Netbacks (2)
---------------------------------------------------------------------------------------
                                            THREE MONTHS                 YEAR ENDED
                                         ENDED DECEMBER 31               DECEMBER 31
PER BOE                                    2002       2001             2002       2001
                                       ---------------------       --------------------
Sales revenues                           $31.17   $  16.55           $28.12   $  26.42
Royalties                                  4.98       2.67             4.20       5.04
Hedging                                   (0.18)         -            (0.05)         -
Operating costs                            6.66       6.54             6.24       6.08
                                       ---------------------       --------------------
Netback                                  $19.71   $   7.34           $17.73   $  15.30
                                       ---------------------       --------------------
---------------------------------------------------------------------------------------

(1) 2001 AMOUNTS AS RESTATED. REFER TO NOTE 3 TO THE CONSOLIDATED FINANCIAL STATEMENTS.
(2)  INCLUDES ASSOCIATED CO-PRODUCTS CONVERTED TO BOE.
(3)  INCLUDES ASSOCIATED CO-PRODUCTS CONVERTED TO MCFGE.


FINDING AND DEVELOPMENT COSTS

------------------------------------------------------------------------------------
Total (1)
------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                     2000-2002       2002       2001     2000
------------------------------------      ----------- ---------- ---------- --------
Total capitalized costs ($ MILLIONS)      $  3,314.9  $ 1,505.1  $ 1,172.0  $ 637.8
Proved reserve additions
     and revisions (MMBOE)                     327.6      114.5      120.4     92.7
Average cost per boe                      $    10.12  $   13.14  $    9.73  $  6.88
                                          ----------- ---------- ---------- --------
------------------------------------------------------------------------------------


------------------------------------------------------------------------------------
Western Canada (2)
----------------------------------------- ----------- ---------- ---------- --------
YEAR ENDED DECEMBER 31                     2000-2002       2002       2001     2000
------------------------------------      ----------- ---------- ---------- --------
Total capitalized costs ($ MILLIONS)      $  2,298.7  $   978.5  $   920.1  $ 400.1
Proved reserve additions
     and revisions (MMBOE)                     256.9       94.8      112.9     49.2
Average cost per boe                      $     8.95  $   10.32  $    8.15   $ 8.13
                                          ----------- ---------- ---------- --------
------------------------------------------------------------------------------------

(1)  EXCLUDES NET ACQUISITIONS
(2)  EXCLUDES OIL SANDS AND NET ACQUISITIONS

PRODUCTION REPLACEMENT

------------------------------------------------------------------------------------------------------------
Total
------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                            2000-2002        2002      2001      2000
---------------------------------------------------------        ----------- ----------- ---------- --------
Production (MMBOE)                                                    273.9       109.6      99.6      64.7
Proved reserve additions and revisions (MMBOE)                        327.6       114.5     120.4      92.7
Production replacement ratio (EXCLUDING NET ACQUISITIONS)               120         104       121       143
    (PERCENT)
Proved reserve additions and revisions (INCLUDING NET                 372.6       100.9     154.5     117.2
    ACQUISITIONS) (MMBOE) (1)
Production replacement ratio (INCLUDING NET ACQUISITIONS)               136          92       155       181
    (PERCENT) (1)
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Western Canada (2)
------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                            2000-2002        2002       2001     2000
---------------------------------------------------------        ----------- ----------- ---------- --------
Production (MMBOE)                                                    264.3       100.2       99.5     64.6
Proved reserve additions and revisions (MMBOE)                        256.9        94.8      112.9     49.2
Production replacement ratio (EXCLUDING NET ACQUISITIONS)                97          95        113       76
    (PERCENT)
Proved reserve additions and revisions (INCLUDING NET                 301.9        81.2      147.0     73.7
    ACQUISITIONS) (MMBOE) (1)
Production replacement ratio (INCLUDING NET ACQUISITIONS)               114          81        148      114
    (PERCENT) (1)
------------------------------------------------------------------------------------------------------------

(1)  EXCLUDES 2000 RENAISSANCE ACQUISITION.
(2)  EXCLUDES OIL SANDS.

RECYCLE RATIO

The recycle ratio is a measure of the efficiency of Husky's capital program relative to product netbacks and is calculated by dividing the netback by the proved finding and development cost on a boe basis. Netback equals upstream net sales less operating and administrative costs per barrel of production.

------------------------------------------------------------------------------------------------------------
Total
------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                            2000-2002        2002       2001     2000
-----------------------------------------------                  ----------- ----------- ---------- --------
Netback ($/BOE)                                                     $ 16.89  $    17.66  $   15.23  $ 18.15
Proved finding and development cost ($/BOE) (1)                     $ 10.12  $    13.14  $    9.73  $  6.88
Recycle ratio                                                          1.67        1.34       1.57     2.64
------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
Western Canada
------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                                            2000-2002        2002       2001     2000
-----------------------------------------------                  ----------- ----------- ---------- --------
Netback ($/BOE)                                                     $ 16.29  $    16.07  $   15.21  $ 18.30
Proved finding and development cost ($/BOE) (2)                     $  8.95  $    10.32  $    8.15  $  8.13
Recycle ratio                                                          1.82        1.56       1.87     2.25
------------------------------------------------------------------------------------------------------------

(1)  EXCLUDES NET ACQUISITIONS.
(2)  EXCLUDES OIL SANDS AND NET ACQUISITIONS.


MIDSTREAM

In the fourth quarter Lloydminster Upgrader throughput averaged 72.8 thousand barrels per day compared to 62.6 thousand barrels per day in the same period of 2001. The lower throughput during the fourth quarter of last year was due to plant outages in November and December 2001.

------------------------------------------------------------------------------------------------------------
Selected Operating Data
------------------------------------------------------------------------------------------------------------
                                                                 THREE MONTHS                 YEAR ENDED
                                                              ENDED DECEMBER 31               DECEMBER 31
                                                                 2002      2001              2002      2001
                                                            ---------- ---------        ---------- ---------
Upgrading Operations
     Upgrader throughput (1)          (MBBLS/DAY)                72.8      62.6              65.4      71.7
     Synthetic crude oil sales        (MBBLS/DAY)                67.5      49.7              59.3      59.5
     Upgrading differential           ($/BBL)                   13.06     16.85             10.81     17.91
     Unit margin                      ($/BBL)                   11.92     16.46             11.05     19.79
     Unit operating cost (2)          ($/BBL)                    7.11      6.09              6.48      7.35

Infrastructure and Marketing
     Aggregate pipeline throughput    (MBBLS/DAY)                 476       518               457      537
------------------------------------------------------------------------------------------------------------

(1)  THROUGHPUT INCLUDES DILUENT RETURNED TO THE FIELD.
(2)  BASED ON THROUGHPUT.

REFINED PRODUCTS

Retail volumes increased five percent to 7.9 million litres per day in the fourth quarter of 2002 compared to 7.5 million litres per day in the fourth quarter of 2001.

The rollout of "StorePoint," an integrated point-of-sale system continued. To-date the system has been installed in a total of 176 locations (35 in the fourth quarter).

The Lloydminster Refinery throughput averaged 17.8 thousand barrels per day in the fourth quarter of 2002 compared to 25.8 thousand barrels per day in the same period of 2001. The lower throughput was due to operational issues that effected throughput at the facility for approximately three weeks.

------------------------------------------------------------------------------------------------------------
Selected Operating Data
------------------------------------------------------------------------------------------------------------
                                                               THREE MONTHS                YEAR ENDED
                                                             ENDED DECEMBER 31             DECEMBER 31
                                                             2002         2001           2002         2001
                                                            ---------- ---------        ---------- ---------
Number of fuel outlets                                        571          580            571          580
Refined product sales volumes
     Light oil products               (MILLION                7.9          7.5            7.7          7.6
LITRES/DAY)
     Asphalt products sales volume    (MBBLS/DAY)            14.2         19.9           20.8         21.4
Refinery throughput
     Lloydminster refinery            (MBBLS/DAY)            17.8         25.8           22.0         23.7
     Prince George refinery           (MBBLS/DAY)            10.9         10.2           10.1         10.2
------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------
                                                                    DECEMBER 31     DECEMBER 31
 (MILLIONS OF DOLLARS)                                                     2002            2001
------------------------------------------------------------------------------------------------
 ASSETS
 Current assets
     Cash and cash equivalents (NOTE 2)                                 $   306         $     -
     Accounts receivable                                                    572             376
     Inventories                                                            243             226
     Prepaid expenses                                                        23              24
                                                                 -------------------------------
                                                                          1,144             626
                                                                 -------------------------------
 Property, plant and equipment - (full cost accounting)                  14,450          13,078
     Less accumulated depletion, depreciation and amortization            5,103           4,363
                                                                 -------------------------------
                                                                          9,347           8,715
                                                                 -------------------------------
 Other assets (NOTE 3)                                                       84              29
                                                                 -------------------------------
                                                                        $10,575         $ 9,370
                                                                 ===============================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
     Bank operating loans (NOTE 5)                                      $     -         $   100
     Accounts payable and accrued liabilities                               811             821
     Long-term debt due within one year (NOTE 6)                            421             144
                                                                 -------------------------------
                                                                          1,232           1,065
                                                                 -------------------------------
 Long-term debt (NOTE 6)                                                  1,964           1,948
 Site restoration provision                                                 249             212
 Future income taxes (NOTE 8)                                             2,003           1,659
 Shareholders' equity
     Capital securities and accrued return                                  364             367
     Common shares (NOTE 7)                                               3,406           3,397
     Retained earnings                                                    1,357             722
                                                                 -------------------------------
                                                                          5,127           4,486
                                                                 -------------------------------
                                                                        $10,575         $ 9,370
                                                                 ===============================
 Commitments (NOTE 9)
 Common shares outstanding (MILLIONS) (NOTE 7)                            417.9           416.9

THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS. 2001 AMOUNTS AS RESTATED.

CONSOLIDATED STATEMENTS OF EARNINGS

---------------------------------------------------------------------------------------------------
                                                              THREE MONTHS           YEAR ENDED
                                                           ENDED DECEMBER 31         DECEMBER 31
 (MILLIONS OF DOLLARS, EXCEPT PER                             (UNAUDITED)
 SHARE AMOUNTS)                                             2002        2001       2002       2001
---------------------------------------------------------------------------------------------------
Sales and operating revenues, net of royalties
     (NOTE 3)                                            $ 1,697    $  1,615   $  6,384   $  6,596
Costs and expenses
     Cost of sales and operating expenses (NOTE 3)         1,001       1,273      4,009      4,425
     Selling and administration expenses                      27          25         94         88
     Depletion, depreciation and amortization                256         214        939        807
     Interest - net (NOTE 6)                                  25          23        104        101
     Foreign exchange (NOTE 3)                                (5)         15         13         94
     Other - net                                               1           -          1          7
                                                       --------------------------------------------
                                                           1,305       1,550      5,160       5,522
                                                       --------------------------------------------
Earnings before income taxes                                 392          65      1,224       1,074
                                                       --------------------------------------------
Income taxes (NOTE 8)
     Current                                                   6           5         66         20
     Future                                                  144          15        354        400
                                                       --------------------------------------------
                                                             150          20        420        420
                                                       --------------------------------------------
Net earnings                                             $   242    $     45   $    804   $    654
                                                       ============================================
Earnings per share (NOTE 11)
     Basic                                               $  0.57    $   0.09   $   1.88   $   1.49
     Diluted                                             $  0.57    $   0.09   $   1.88   $   1.48
Weighted average number of common shares
   outstanding (MILLIONS) (NOTE 11)
     Basic                                                 417.7       416.5      417.4      416.1
     Diluted                                               419.6       419.4      419.3      418.6
---------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

---------------------------------------------------------------------------------------------------
                                                             THREE MONTHS           YEAR ENDED
                                                           ENDED DECEMBER 31        DECEMBER 31
                                                              (UNAUDITED)
 (MILLIONS OF DOLLARS)                                      2002       2001       2002       2001
---------------------------------------------------------------------------------------------------
Beginning of period                                      $ 1,158    $   724    $   722    $   304
Net earnings                                                 242         45        804        654
Dividends on common shares                                   (38)       (38)      (151)      (150)
Return on capital securities (net of related taxes
    and foreign exchange)                                     (5)        (9)       (18)       (35)
Foreign exchange (retroactive adjustment)                      -          -          -        (51)
                                                       --------------------------------------------
End of period                                            $ 1,357    $   722    $ 1,357    $   722
---------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS. 2001 AMOUNTS AS RESTATED.

CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------
                                                          THREE MONTHS           YEAR ENDED
                                                       ENDED DECEMBER 31         DECEMBER 31
 (MILLIONS OF DOLLARS, EXCEPT PER                         (UNAUDITED)
 SHARE AMOUNTS)                                          2002      2001       2002       2001
----------------------------------------------------------------------------------------------
Operating activities
   Net earnings                                       $   242    $   45     $  804    $  654
   Items not affecting cash
     Depletion, depreciation and amortization             256       214        939       807
     Future income taxes                                  144        15        354       400
     Foreign exchange - non cash (NOTE 3)                  (7)       12          -        82
     Other                                                  -         1         (1)        3
                                                    ------------------------------------------
   Cash flow from operations                              635       287      2,096     1,946
   Change in non-cash working capital (NOTE 10)           (48)       77       (204)      (16)
                                                    ------------------------------------------
                                                          587       364      1,892     1,930
                                                    ------------------------------------------
Financing activities
   Bank operating loans financing - net                     -        89       (100)       66
   Long-term debt issue                                     -         -        972         -
   Long-term debt repayment                               (23)      (24)      (678)     (356)
   Return on capital securities payment                     -         -        (31)      (30)
   Debt issue costs                                         -         -         (9)        -
   Deferred credits                                         -        (1)         -        (4)
   Proceeds from exercise of stock options                  4         4          9         9
   Dividends on common shares                             (38)      (38)      (151)     (150)
   Change in non-cash working capital (NOTE 10)           139        (3)        (9)       42
                                                    ------------------------------------------
                                                           82        27          3      (423)
                                                    ------------------------------------------
Available for investing                                   669       391      1,895     1,507
                                                    ------------------------------------------
Investing activities
   Capital expenditures                                  (479)     (435)    (1,692)   (1,473)
   Corporate acquisitions                                  (3)        -         (3)     (125)
   Asset sales                                             11         4         93        67
   Other                                                   (2)        2        (20)        6
   Change in non-cash working capital (NOTE 10)           (30)       38         33        18
                                                    ------------------------------------------
                                                         (503)     (391)    (1,589)   (1,507)
                                                    ------------------------------------------
Increase in cash and cash equivalents                     166         -        306         -
Cash and cash equivalents at beginning of period          140         -          -         -
                                                    ------------------------------------------
Cash and cash equivalents at end of period            $   306    $    -     $  306    $    -
                                                    ==========================================

Cash flow from operations per share (NOTE 11)
  Basic                                               $  1.50    $ 0.67     $ 4.94    $ 4.60
  Diluted                                             $  1.50    $ 0.66     $ 4.92    $ 4.57
==============================================================================================

THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS. 2001 AMOUNTS AS RESTATED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002
EXCEPT WHERE INDICATED AND PER SHARE AMOUNTS, ALL DOLLAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS.

NOTE 1 SEGMENTED FINANCIAL INFORMATION

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       MIDSTREAM
                                                                         ---------------------------------------
                                                                                              INFRASTRUCTURE AND
                                                            UPSTREAM            UPGRADING         MARKETING       REFINED PRODUCTS
                                                     ------------------- ------------------- ------------------- -------------------
                                                        2002      2001      2002      2001      2002      2001      2002      2001
------------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED DECEMBER 31 (1)
Sales and operating revenues, net of royalties        $  781    $  367    $  301    $  147    $1,367    $1,153    $  326    $  274
Costs and expenses
   Operating, cost of sales, selling and general         206       182       265        81     1,321     1,111       318       254
   Depletion, depreciation and amortization              231       193         5         4         6         4         9         9
   Interest - net                                          -         -         -         -         -         -         -         -
   Foreign exchange                                        -         -         -         -         -         -         -         -
                                                    --------------------------------------------------------------------------------
                                                         437       375       270        85     1,327     1,115       327       263

Earnings (loss) before income taxes                      344        (8)       31        62        40        38        (1)       11
   Current income taxes                                   26         3         -         1       (19)        -        (1)        1
   Future income taxes                                   108         3        11        21        31        16         1         7
                                                    --------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                   $  210    $  (14)   $   20    $   40    $   28    $   22    $   (1)   $    3
                                                    ================================================================================
YEAR ENDED DECEMBER 31 (1)
Sales and operating revenues, net of royalties        $2,665    $2,165    $  909    $  886    $4,230    $4,380    $1,310    $1,349
Costs and expenses
   Operating, cost of sales, selling and general         729       648       811       638     4,038     4,193     1,222     1,206
   Depletion, depreciation and amortization              851       728        18        17        20        17        34        31
   Interest - net                                          -         -         -         -         -         -         -         -
   Foreign exchange                                        -         -         -         -         -         -         -         -
                                                    --------------------------------------------------------------------------------
                                                       1,580     1,376       829       655     4,058     4,210     1,256     1,237

Earnings (loss) before income taxes                    1,085       789        80       231       172       170        54       112
   Current income taxes                                   55        17         1         1         6         1         4         1
   Future income taxes                                   342       290        25        72        59        71        18        48
                                                    --------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                   $  688    $  482    $   54    $  158    $  107    $   98    $   32    $   63
                                                    ================================================================================

CAPITAL EMPLOYED - As at December 31                  $ 6,040   $5,713    $  319    $  320    $  352    $  357    $  448    $  401
TOTAL ASSETS - As at December 31                      $ 8,220   $7,405    $  658    $  644    $  771    $  824    $  534    $  428
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------
                                                          CORPORATE AND
                                                         ELIMINATIONS (2)          TOTAL
                                                      -------------------- --------------------
                                                          2002      2001      2002       2001
-----------------------------------------------------------------------------------------------
THREE MONTHS ENDED DECEMBER 31 (1)
Sales and operating revenues, net of royalties         $(1,078)   $ (326) $  1,697     $1,615
Costs and expenses
   Operating, cost of sales, selling and general        (1,081)     (330)    1,029      1,298
   Depletion, depreciation and amortization                  5         4       256        214
   Interest - net                                           25        23        25         23
   Foreign exchange                                         (5)       15        (5)        15
                                                    -------------------------------------------
                                                        (1,056)     (288)    1,305      1,550

Earnings (loss) before income taxes                        (22)      (38)      392         65
   Current income taxes                                      -         -         6          5
   Future income taxes                                      (7)      (32)      144         15
                                                    -------------------------------------------
NET EARNINGS (LOSS)                                    $   (15)  $    (6) $    242     $   45
                                                    ===========================================
YEAR ENDED DECEMBER 31 (1)
Sales and operating revenues, net of royalties         $(2,730)  $(2,184) $  6,384     $6,596
Costs and expenses
   Operating, cost of sales, selling and general        (2,696)   (2,165)    4,104      4,520
   Depletion, depreciation and amortization                 16        14       939        807
   Interest - net                                          104       101       104        101
   Foreign exchange                                         13        94        13         94
                                                    -------------------------------------------
                                                        (2,563)   (1,956)    5,160      5,522

Earnings (loss) before income taxes                       (167)     (228)    1,224      1,074
   Current income taxes                                      -         -        66         20
   Future income taxes                                     (90)      (81)      354        400
                                                    -------------------------------------------
NET EARNINGS (LOSS)                                    $   (77)   $ (147) $    804     $  654
                                                    ===========================================

CAPITAL EMPLOYED - As at December 31                   $   353    $ (113) $  7,512     $6,678
TOTAL ASSETS - As at December 31                       $   392    $   69  $ 10,575     $9,370
-----------------------------------------------------------------------------------------------

(1) 2001 AMOUNTS AS RESTATED.
(2) ELIMINATIONS RELATE TO SALES AND OPERATING REVENUES BETWEEN SEGMENTS RECORDED AT TRANSFER PRICES BASED ON CURRENT MARKET PRICES, AND TO UNREALIZED INTERSEGMENT PROFITS IN INVENTORIES.

NOTE 2       SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Husky Energy Inc. ("Husky" or "the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001. Certain information provided for prior periods has been reclassified to conform with current presentation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of cash on hand and deposits with a maturity of less than three months.

NOTE 3       ACCOUNTING CHANGES

Effective January 1, 2002, the Company retroactively adopted the revised recommendations of the Canadian Institute of Chartered Accountants on Foreign Currency Translation. The new recommendations eliminated the deferral and amortization of foreign exchange gains and losses on long-term monetary items. This change resulted in a reduction of retained earnings at January 1, 2001 of $51 million. This change also resulted in a reduction to other assets of $133 million, a reduction to the future income tax liability of $36 million and an increase to capital securities of $17 million as at December 31, 2001. Net earnings for the year ended December 31, 2001 were reduced by $47 million and retained earnings were reduced by $63 million, which included an adjustment to the accrued return on the capital securities.

In 2001 and previously, the Company presented certain crown charges as a component of operating expenses. These charges have been reclassified as royalties for 2002 and for all comparative periods presented in these financial statements. There is no impact on the earnings or cash flow of the Company as a result of this change.

NOTE 4       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

COMMODITY MARKETING ACTIVITIES

The Company has entered into variable price physical forward sales with respect to crude oil of 20,000 bbls/day for January 2003, 30,000 bbls/day for February to May 2003 and 20,000 bbls/day for June 2003. The physical sales were hedged by a number of financial transactions in which Husky pays the same variable pricing but receives fixed pricing. The average fixed price Husky receives under the financial transactions for January is U.S. $30.41/bbl, February and March U.S. $30.45/bbl, April and May U.S. $30.38/bbl and for June U.S. $30.30/bbl. Also, the Company hedged 30.0 mmcf/day of natural gas for April to October 2003 at an average price of U.S. $5.04.

FOREIGN CURRENCY RATE RISK

In January 2003, the Company used a currency swap to convert the 6.875 percent notes of U.S. $150 million due November 15, 2003 to Canadian $229 million. The exchange rate of the swap was $1.5250 and will result in a foreign exchange gain of $8 million (before tax). The interest rate on the swap is 8.50 percent.

INTEREST RATE RISK

The Company has entered into interest rate swap arrangements whereby the fixed interest rate coupon on certain debt was swapped to floating rates with the following terms:

-------------------------------------------------------------------------------------------------
DEBT                           AMOUNT               SWAP MATURITY           SWAP RATE (%)
                               (MILLIONS)
------------------------------ -------------------- ----------------------- ---------------------
6.875% notes                      U.S. $ 35         November 15, 2003       U.S. LIBOR - 13 bps
------------------------------ -------------------- ----------------------- ---------------------
6.95% medium-term notes                $200         July 14, 2009           CDOR + 175 bps
------------------------------ -------------------- ----------------------- ---------------------
7.125% notes                      U.S. $150         November 15, 2006       U.S. LIBOR + 235 bps
------------------------------ -------------------- ----------------------- ---------------------
7.55% debentures                  U.S. $200         November 15, 2011       U.S. LIBOR + 194 bps
------------------------------ -------------------- ----------------------- ---------------------
6.25% senior notes                U.S. $150         June 15, 2012           U.S. LIBOR + 88 bps
=================================================================================================

During 2002, the Company recognized a gain of $29 million from interest rate management activities (2001 - gain of $2 million).

SALE OF ACCOUNTS RECEIVABLE

The Company has an agreement to sell net trade receivables of up to $200 million on a continual basis. The agreement calls for purchase discounts, based on Canadian commercial paper rates, to be paid on an ongoing basis. The average effective rate for 2002 was 2.82 percent (2001 - 4.74 percent). The Company has potential exposure to an immaterial amount of credit loss under this agreement. At December 31, 2002, $200 million of net trade receivables had been sold under the agreement.

NOTE 5       BANK OPERATING LOANS

At December 31, 2002 the Company had outstanding bank operating loans of $0.3 million compared with $100 million at December 31, 2001. The Company has $195 million in short-term borrowing facilities available to it. The interest rates applicable to these facilities vary and are based on Canadian prime, Bankers' Acceptance, money market rates or U.S. dollar equivalents.

NOTE 6       LONG-TERM DEBT

---------------------------------------------------------------------------------------------
                                                                            DEC.        DEC.
                                                                              31          31
                                                             MATURITY       2002        2001
---------------------------------------------------------------------------------------------
Long-term debt
   Revolving syndicated credit    -2001         U.S. $116                $     -     $   185
      facility
   6.25% notes                    -2002         U.S. $400        2012        632           -
   6.875% notes                   -2002 & 2001  U.S. $150        2003        237         239
   7.125% notes                   -2002 & 2001  U.S. $150        2006        237         239
   7.55% debentures               -2002 & 2001  U.S. $200        2016        316         318
   8.45% senior secured bonds     -2002         U.S. $162;    2003-12        256         276
                                   2001         U.S. $173
   Private placement notes        -2002         U.S. $ 68;     2003-5        107         135
                                   2001         U.S. $ 85
   Medium-term notes                                           2003-9        600         700
                                                                        ---------------------
   Total long-term debt                                                    2,385       2,092
   Amount due within one year                                               (421)       (144)
                                                                        ---------------------
                                                                         $ 1,964     $ 1,948
=============================================================================================

At December 31, 2002, the Company did not have any borrowings under the Company's $940 million syndicated credit facility. Interest rates under the facility vary based on Canadian prime, Bankers' Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected, credit ratings assigned by certain rating agencies to the Company's senior unsecured debt and whether the facility is revolving or non-revolving.

Interest - net consists of:

--------------------------------------------------------------------------------
                                           THREE MONTHS          YEAR ENDED
                                         ENDED DECEMBER 31       DECEMBER 31
                                           2002       2001      2002      2001
--------------------------------------------------------------------------------
   Long-term debt                         $  33      $  35     $ 128     $ 148
   Short-term debt                            1          1         3         5
                                       -----------------------------------------
                                             34         36       131       153
   Amount capitalized                        (9)       (14)      (26)      (51)
                                       -----------------------------------------
                                             25         22       105       102
   Interest (income) expense                  -          1        (1)       (1)
                                       -----------------------------------------
                                          $  25      $  23     $ 104     $ 101
                                       -----------------------------------------
--------------------------------------------------------------------------------

NOTE 7       SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of no par value common and preferred shares. Changes to issued share capital during 2002 were as follows:

------------------------------------------------------------------------------------------------
                                                 THREE MONTHS                YEAR ENDED
                                              ENDED DECEMBER 31              DECEMBER 31
                                         -------------------------------------------------------
                                                NUMBER OF                  NUMBER OF
                                                   COMMON                     COMMON
                                                   SHARES     AMOUNT          SHARES     AMOUNT
------------------------------------------------------------------------------------------------
Balance at beginning of period                417,584,384    $ 3,402     416,878,093    $ 3,397
Exercised for cash - options and                  289,217          4         995,508         9
warrants
------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                  417,873,601    $ 3,406     417,873,601    $ 3,406
================================================================================================

The fair values of all common share options granted are estimated on the date of grant using the Modified Black-Scholes option-pricing model. The weighted average fair market value of options granted during the year and the assumptions used in their determination are as noted below:

------------------------------------------------------------------------------------------------
                                                   THREE MONTHS                YEAR ENDED
                                                 ENDED DECEMBER 31             DECEMBER 31
                                                   2002       2001           2002          2001
                                              ---------    --------      ---------     ---------
Weighted average fair market value per            $4.10      $5.70          $5.19         $5.70
option
Risk-free interest rate (PERCENT)                 3.9          3.5            3.6           3.5
Volatility (PERCENT)                               29           45             43            45
Expected life (YEARS)                               5            5              5             5
Expected annual dividend per share              $0.36        $0.36          $0.36         $0.36
================================================================================================

The Company follows the intrinsic value method of accounting for stock-based compensation for its fixed stock option plan, under which compensation cost is not recognized. If the Company applied the fair value method at the grant dates for options granted in 2002 and also to all options granted, the Company's net earnings and earnings per share would have been as follows:

------------------------------------------------------------------------------------------------
                                                          THREE MONTHS          YEAR ENDED
                                                        ENDED DECEMBER 31       DECEMBER 31
                                                          2002       2001      2002      2001
------------------------------------------------------------------------------------------------
   Compensation cost - options granted in 2002           $   -      $   -     $   -     $  -
   Compensation cost - all options granted               $  (1)     $   -     $  13     $  13

   Net earnings available to common shareholders
      As reported                                        $ 238      $  38     $ 787     $ 620
      Options granted in 2002                            $ 238      $  38     $ 787     $ 620
      All options granted                                $ 239      $  38     $ 774     $ 607

   Weighted average number of common shares
      outstanding (MILLIONS)
         - Basic                                         417.7      416.5     417.4     416.1
         - Diluted                                       419.6      419.4     419.3     418.6
   Basic earnings per share
      As reported                                        $0.57     $ 0.09     $1.88    $ 1.49
      Options granted in 2002                            $0.57     $ 0.09     $1.88    $ 1.49
      All options granted                                $0.57     $ 0.09     $1.86    $ 1.46
   Diluted earnings per share
      As reported                                        $0.57     $ 0.09     $1.88    $ 1.48
      Options granted in 2002                            $0.57     $ 0.09     $1.88    $ 1.48
      All options granted                                $0.57     $ 0.09     $1.85    $ 1.45
==============================================================================================

A summary of the status of the Company's fixed stock option plan and changes during 2002 is presented below:

----------------------------------------------------------------------------------------------
                                        THREE MONTHS ENDED                YEAR ENDED
                                         DECEMBER 31, 2002            DECEMBER 31, 2002
                                   ----------------------------  -----------------------------
                                                      WEIGHTED                     WEIGHTED
                                      NUMBER OF       AVERAGE      NUMBER OF        AVERAGE
                                        SHARES        EXERCISE      SHARES         EXERCISE
  FIXED OPTIONS                      (THOUSANDS)       PRICES    (THOUSANDS)        PRICES
----------------------------------------------------------------------------------------------
  Outstanding, beginning of period      8,069          $13.86       8,602           $13.78
  Granted                                 239          $15.81         568           $16.11
  Exercised                              (252)         $13.71        (608)          $13.63
  Forfeited                              (136)         $14.47        (642)          $14.37
                                   -----------------------------------------------------------
  OUTSTANDING, DECEMBER 31               7,920         $13.91        7,920          $13.91
                                   ===========================================================
  Options exercisable at
     December 31                                                     4,822          $13.72
==============================================================================================

At December 31, 2002, the options outstanding had exercise prices ranging from $11.16 to $19.76 with a weighted average contractual life of 2.8 years.

Shares potentially issuable on the settlement of the capital securities have not been included in the determination of diluted earnings and cash flow per share, as the Company has neither the obligation nor intention to settle amounts due through the issue of shares.

NOTE 8       INCOME TAXES

Income tax expense for the year ended December 31, 2002 included an adjustment to future income taxes of $31 million resulting from reductions to the British Columbia and Alberta corporate income tax rates and a reduction in the federal corporate income tax rate for non-resource income. The same period in 2001 included an adjustment to future income taxes of $42 million resulting from a reduction to the Alberta corporate income tax rate.

NOTE 9       COMMITMENTS

The Company has awarded various contracts for the construction of the floating production, storage and offloading vessel and several other components of the White Rose development project with expected completion dates in 2005. The Company's share of the total value of contractual obligations at December 31, 2002 was $1.1 billion. As at December 31, 2002, the Company had spent $322 million on these contracts.

NOTE 10      CASH FLOWS

---------------------------------------------------------------------------------------------
                                                          THREE MONTHS         YEAR ENDED
                                                        ENDED DECEMBER 31     DECEMBER 31
                                                          2002     2001     2002      2001
---------------------------------------------------------------------------------------------
a) Changes in non-cash working capital
   were as follows:

   Decrease (increase) in non-cash working capital
       Accounts receivable                               $ 161   $  112   $ (153)   $  361
       Inventories                                          (2)       3      (17)      (40)
       Prepaid expenses                                      9        5        1         3
       Accounts payable and accrued liabilities           (107)      (8)     (11)     (280)
                                                    ---------------------------------------
   Change in non-cash working capital                       61      112     (180)       44
   Relating to:
       Financing activities                                139       (3)      (9)       42
       Investing activities                                (30)      38       33        18
                                                    ---------------------------------------
       Operating activities                              $ (48)  $   77   $ (204)   $  (16)
                                                    =======================================

 b) Other cash flow information:

   Cash taxes paid                                       $   -   $    -   $   20    $   13
                                                    =======================================
   Cash interest paid                                    $  45   $   39   $  139    $  145
                                                    =======================================
===========================================================================================

NOTE 11      NET EARNINGS AND CASH FLOW FROM OPERATIONS PER COMMON SHARE

------------------------------------------------------------------------------------------------
                                                            THREE MONTHS         YEAR ENDED
                                                          ENDED DECEMBER 31      DECEMBER 31
                                                             2002      2001      2002      2001
------------------------------------------------------------------------------------------------
 Cash flow from operations                                $   635     $ 287    $2,096    $1,946
 Return on capital securities                                  (7)       (9)      (32)      (34)
                                                        ----------------------------------------
 Cash flow from operations available to common            $   628     $ 278    $2,064    $1,912
     shareholders
                                                        ========================================

 Net earnings                                             $   242     $  45    $  804    $  654
 Return on capital securities (net of related taxes
     and foreign exchange)                                     (4)       (7)      (17)      (34)
                                                        ---------------------------------------
 Net earnings available to common shareholders            $   238     $  38    $  787    $  620
                                                        =======================================

 Weighted average number of common shares outstanding
     - Basic (MILLIONS)                                     417.7     416.5     417.4     416.1
 Effect of dilutive stock options and warrants                1.9       2.9       1.9       2.5
                                                        ---------------------------------------
 Weighted average number of common shares outstanding
     - Diluted (MILLIONS)                                   419.6     419.4     419.3     418.6
                                                        =======================================
 Cash flow from operations
     Per share - Basic                                    $  1.50     $0.67    $4.94      $4.60
               - Diluted                                  $  1.50     $0.66    $4.92      $4.57
 Net earnings
     Per share - Basic                                    $  0.57     $0.09    $1.88      $1.49
               - Diluted                                  $  0.57     $0.09    $1.88      $1.48
===============================================================================================

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS DRILLING RESULTS, AND CHANGES IN BUSINESS PLANS AND ESTIMATED AMOUNTS AND TIMING OF CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS.

       TERMS AND ABBREVIATIONS
       bbls                     barrels
       mbbls                    thousand barrels
       mbbls/day                thousand barrels per day
       mmbbls                   million barrels
       mcf                      thousand cubic feet
       mmcf                     million cubic feet
       mmcf/day                 million cubic feet per day
       bcf                      billion cubic feet
       tcf                      trillion cubic feet
       boe                      barrels of oil equivalent
       mboe                     thousand barrels of oil equivalent
       mboe/day                 thousand barrels of oil equivalent per day
       mmboe                    million barrels of oil equivalent
       mcfge                    thousand cubic feet of gas equivalent
       GJ                       gigajoule
       mmbtu                    million British Thermal Units
       mmlt                     million long tons
       NGL                      natural gas liquids
       hectare                  1 hectare is equal to 2.47 acres
       Capital Employed         The average of short and long-term debt and
                                shareholders' equity.
       Capital Expenditures     Includes capitalized administrative expenses
                                and capitalized interest but does not include
                                proceeds or other assets.
       Cash Flow from
           Operations           Earnings from operations plus non-cash charges
                                before change in non-cash working capital.
       Equity                   Capital securities and accrued return,
                                shares and retained earnings
       Total Debt               Long-term debt including current portion
                                and short-term debt

       Natural gas converted on the basis that six mcf equals one barrel of oil.

       In this report, the terms "Husky Energy Inc.", "Husky" or "the Company" mean Husky Energy Inc. and its subsidiaries and partnership interests on a consolidated basis.

       Husky Energy will host a conference call for analysts and investors on Thursday, February 6, 2003 at 4:15 p.m. Eastern time to discuss Husky's fourth quarter and year-end results. To participate, please dial 1 (888) 740-8770 beginning at 4:05 p.m. Eastern time. Media are invited to participate in the call on a listen-only basis by dialing 1 (888) 799-1759 beginning at 4:05 p.m.

       Those who are unable to listen to the call live may listen to a recording of the call by dialing 1 (800) 558-5253 one hour after the completion of the call, approximately 6:15 p.m. Eastern time, then dialing reservation number 21104919. The PostView will be available until Thursday, February 20, 2003.

                                     - 30 -

       For further information, please contact:

       INVESTOR RELATIONS                         MEDIA RELATIONS
       Richard M. Alexander                       Michael A. Lawrence
       Vice President, Investor Relations         Senior Communications Advisor
       & Corporate Communications
       Tel: (403) 298-6952                        Tel: (403) 298-6587
       Fax: (403) 750-5010                        Fax: (403) 298-6515


  707 - 8TH AVENUE S.W., BOX 6525, STATION D, CALGARY, ALBERTA, CANADA T2P 3G7
TELEPHONE: (403) 298-6111 FACSIMILE: (403) 750-5010 WEBSITE: WWW.HUSKYENERGY.CA
                   E-MAIL: INVESTOR.RELATIONS@HUSKYENERGY.CA


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